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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                       Commission File Number: 000-21559

                           CUSIP Number: 92675K 10 6

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR

          For Period Ended: Year ended December 31, 1998
                           -----------------------------
          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

________________________________________________________________________________

PART I--REGISTRANT INFORMATION

Viisage Technology, Inc.
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Full Name of Registrant

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Former name of Registrant

30 Porter Road
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Address of Principal Executive Office (Street and Number)

Littleton, Massachusetts 01460
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City, State and Zip Code

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Registrant is in the process of negotiating modifications to all of its long-term financing facilities and is awaiting binding commitment letters from its lenders to finalize Form 10-K disclosures and balance sheet classifications. The Registrant expects to receive the binding commitment letters within the 15 day extension period and therefore is requesting an extension of time to file so that this information can be reflected in the Registrant's Form 10-K for the year ended December 31, 1998.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    William A. Marshall, Chief Financial Officer    (978)          952-2212
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                     (Name)                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant has issued a fourth quarter press release that discloses financial results for the quarter and year ended December 31, 1998. For the year ended December 31, 1998, revenues decreased to $16.3 million from $29.4 for the comparable period in the prior year and net loss increased to $7.2 million from a net loss of $4.4 million for the comparable period in the prior year. For the quarter ended December 31, 1998, revenues decreased to $4.4 million from $7.6 million for the comparable period in the prior year and net loss decreased to $2.5 million from a net loss of $5.7 million for the comparable period in the prior year.


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                           Viisage Technology, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1999                    By  /s/ William A. Marshall
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                                          William A. Marshall
                                          Chief Financial Officer